SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

Table of Contents

		Page Number

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

	Notes to Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008	5

(b)	Supplemental Schedule:

	Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2008	17

(c)	Signature	18

(d)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries VII

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VII (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 23, 2009

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2007

	December 31,
	2008	2007
INVESTMENTS:
Plan interest in Master Trust, at fair value	$ 2,912,560	$ 2,835,843

RECEIVABLES:
Employer Contributions	-	17,576

Net Assets Available for Benefits, at fair value	2,912,560	2,853,419

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	532	(565)
Net Assets Available for Benefits	$ 2,913,092	$ 2,852,854

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Participant
Directed
Additions to Net Assets attributed to:
Contributions:
Participant	$ 809,265
Employer - net of forfeitures	401,654
Total contributions	1,210,919

Other credit adjustments - net	691

Total additions	1,211,610

Deductions from Net Assets attributed to:
Investment loss:
Plan interest in Master Trust investment loss	1,057,551

Payments to participants or beneficiaries	93,321
Loan and brokerage fees	500
Total deductions	1,151,372

Net increase	60,238

Net Assets Available for Benefits
Beginning of Year	2,852,854
End of Year	$ 2,913,092

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008

Note 1. General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VII (Entergy Savings Plan VII) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of the Entergy Savings Plan VII is provided for general information only. Entergy Savings Plan VII participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VII Plan Document as well as the summary plan description for a more complete description of the Entergy Savings Plan VII's provisions.

General: The Entergy Savings Plan VII is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VII information. The Entergy Savings Plan VII is designed to comply with, and is to be construed in accordance with, the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and regulations and guidance issued thereafter. Any provision of the Entergy Savings Plan VII that is inconsistent with the provisions of EGTRRA shall be unenforceable.

The Entergy Savings Plan VII is intended to constitute two types of plans qualified under Internal Revenue Code as follows:

  A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under Internal Revenue Code Sections 401(a) and 401(k); and
  A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

Plan amendments in 2008: During the 2008 plan year, the Entergy Savings Plan VII was amended to i) include differential pay for employees on active military duty which would otherwise meet the definition of earnings in accordance with the Heroes Earnings Assistance and Relief Tax Act of 2008; ii) clarify the rules for the restoration of forfeitures; iii) add a qualified non-elective contribution account as an account source; and iv) update plan provisions to comply with the final IRC Section 415 regulations.

The significant provisions of the Entergy Savings Plan VII, including the effect of these amendments, are described throughout this note.

Trustee: The Entergy Savings Plan VII utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan VII's investment options, which are managed by its trustee or affiliates of its trustee, are:

  Entergy Stock Fund
  Stable Income Fund
  New Income Fund
  Balanced Fund
  Blue Chip Growth Fund
  Equity Income Fund
  Equity Index Trust
  Overseas Stock Fund
  New Horizons Fund
  TradeLink Participant-Directed Brokerage Accounts

If participants fail to designate how their contributions should be invested, contributions will be invested by the trustee in one of the following default investment funds depending on the year the participant was born. Participants may also choose to direct their investment in a T. Rowe Price Retirement Fund.

  T. Rowe Price Retirement 2010 Fund
  T. Rowe Price Retirement 2020 Fund
  T. Rowe Price Retirement 2030 Fund
  T. Rowe Price Retirement 2040 Fund
  T. Rowe Price Retirement Income Fund

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan VII is available to any eligible bargaining unit employee of Entergy Nuclear Operations, Inc. who is a member of Local 150 of the United Workers Union of Americas, AFL-CIO, represented by its Michigan State Utility Workers Council, and whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan. Employees are eligible to participate as of the first day of active employment as a Palisades bargaining employee.

Auto Enrollment: If an eligible bargaining employee does not enroll in Entergy Savings Plan VII and does not affirmatively opt out of participation, he or she will automatically be enrolled in Entergy Savings Plan VII as of the first day of the first full pay period after he or she has been employed by Entergy Nuclear Operations, Inc. for 180 calendar days. If the employee does not opt out of participation in Entergy Savings Plan VII, before-tax contributions of 6% of the employee's eligible earnings will be made automatically to Entergy Savings Plan VII on his or her behalf.

Contributions: Entergy Savings Plan VII contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period. Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The before-tax deferral contribution dollar limit for the calendar year 2008 was $15,500 per participant. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2008 was $5,000. Based on nondiscrimination testing provisions under the Entergy Savings Plan VII, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period. Employer matching contributions are equal to 60% of the participant's before-tax deferral and after-tax contributions made by the participant for a given pay period that do not exceed 6% of the Participant's eligible earnings. Employer matching contributions shall not be made with respect to i) catch-up deferral contributions and ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

Participants are eligible to share in the allocation of defined company contributions for the first full pay period following 90 calendar days from the participant's first day of active employment with the employing Entergy System Company. Defined company contributions for eligible participants are equal to 5% of the participant's eligible earnings for each applicable pay period.

The Entergy Savings Plan VII provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended, may be accepted under the Entergy Savings Plan VII as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan VII's investment options. Participant contributions not directed to specific investment options are invested by the trustee in T. Rowe Price Retirement Funds. Earnings on participant contributions are allocated based on participants' account balances in the funds.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution, company matching contributions, defined company contributions, and net earnings of the Entergy Savings Plan VII's interest in the Master Trust (see Note 5). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in the participant's before-tax deferral, after-tax, defined company contribution, dividend reinvestment, and rollover accounts. Participants become fully vested in the company matching account upon the completion of six years of vesting service. Participants also will receive vesting service credit for their credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company prior to Entergy Nuclear Palisades, L.L.C's purchase of Palisades. Participants may also become fully vested in the company matching account upon the occurrence of certain circumstances.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax account, dividend reinvestment account, or rollover account. Participants who have at least five (5) years of vesting service also may withdraw some or all of the vested amount from the company matching account. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan VII in which the participant is vested, other than defined company contributions. A participant may also apply for a hardship withdrawal from his before-tax deferral account if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan VII allows participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund.

Loans to participants: The Entergy Savings Plan VII has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal as of the last business day of the preceding month, minus 1%. The loan must be repaid within 5 years, or 15 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VII accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan VII, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the Internal Revenue Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts: Participants with an account balance greater than $500 (including rollovers) are allowed, under the provisions of the Entergy Savings Plan VII, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan VII until age 70-1/2. The amount allocated to such participants was $20,403 at December 31, 2008 and $4,373 at December 31, 2007.

Forfeiture accounts: The unvested portion of company matching contributions in the account of a participant who terminates employment will be forfeited if he incurs a five-year break-in-service. If a participant receives, or is deemed to received, a distribution of all or a portion of his vested company matching contributions after terminating employment, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives or was deemed to receive. If the terminated participant repays the full amount of the distribution or deemed distribution before incurring a five-year break-in-service and within five years after the date he is rehired by his Entergy System Company employer, the forfeited company matching contributions will be restored to the participant's account. If a participant receives an in-service distribution of all or a portion of his vested company matching contributions, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives. If the participant repays the full amount of the in-service distribution, the forfeited company matching contributions will be restored to his account. Company matching contributions which matched a distributed excess deferral contribution also shall be forfeited. All forfeited company matching contributions are credited to the Entergy Savings Plan VII forfeiture account. Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce company matching contributions. There was no activity in the forfeiture account in 2008 and 2007.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan VII financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: The Entergy Savings Plan VII investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan VII maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and temporary cash investments are stated at fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common stock is valued at quoted market prices. Common collective investment trust funds are stated at fair value based on the fair market value of the underlying investments. Participant loans are valued at the outstanding loan balances, which approximates fair value.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), as part of the Stable Income Fund. The GICs and SICs are discussed in detail below (Note 4). In determining estimated fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated December 31, 2007 market yields for similar investments. GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals of early surrender by the trust. The estimated fair values of the underlying assets of the SICs are presented at estimated fair value as determined by quoted market prices on the valuation date. The estimated fair value of the SICs is presented on the investments of the Master Trust table (Note 5) and then adjusted to contract value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statement of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Risks and uncertainties: The Entergy Savings Plan VII utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2008 and 2007 was $49,593,517 and $81,012,253, respectively. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. The potential credit risk for the SICs was $2,063,112 for 2008 and $0 for 2007. As of December 31, 2008, the contract value and the fair value of the SIC assets were $270,512,274 and $268,449,162, respectively. As of December 31, 2007, the contract value and the fair value of the SIC assets were $302,745,678 and $306,264,628, respectively. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for the Entergy Savings Plan VII.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. As of December 31, 2008 and 2007, there were no benefits payable for either year.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3. Fair Value Measurements

Effective January 1, 2008, Entergy Savings Plan VII adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In accordance with SFAS 157, the Master Trust classifies its investments as follows:

  Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date.

  Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:

    quoted prices for similar assets or liabilities in active markets;
    quoted prices for identical or similar assets or liabilities in active markets;
    inputs other than quoted prices that are observable for the asset or liability; or
    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

  Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2008.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$36,955,957	$-	$-	$36,955,957
Common stock	641,585,638	-	-	641,585,638
Mutual funds	909,994,163	-	-	909,994,163
Common trust funds	-	199,963,464	-	199,963,464
Guaranteed investment contracts	-	49,593,517	-	49,593,517
Synthetic investment contracts
Cash	3,264,639	-	-	3,264,639
Fixed income securities	24,913,605	240,270,918	-	265,184,523
Brokerage accounts
Mutual funds	40,125,703	-	-	40,125,703
Loans to participants	-	-	43,462,153	43,462,153
Total	$1,656,839,705	$489,827,899	$43,462,153	$2,190,129,757

The following table represents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Participant Loans
Balance as of January 1, 2008	$46,119,545

Realized gains (losses)	-
Unrealized gains (losses)	-
Purchases , issuances, and settlements	(2,657,392)
Transfers in and/or out of Level 3	-

Balance as of December 31, 2008	$43,462,153

Note 4. Investment Contracts With Insurance Companies

The Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer. The GICs provide for a fixed return on principal invested for a specified period of time. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

	2008	2007
Average yields on investment contracts:
Based on annualized earnings (1)	4.72%	5.04%
Based on interest rate credited to participants (2)	3.94%	4.81%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs and SICs was approximately 4.2% for 2008 and 5.0% for 2007. The crediting interest rates varied from 3.0% - 5.3% as of December 31, 2008 and from 3.7% - 5.9% as of December 31, 2007.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5. Interest in Master Trust

Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2008 and 2007, the Entergy Savings Plan VII's interest in the net assets of the Master Trust was less than 1% for both years.

The fair values of the Master Trust's investments as of December 31, 2008 and 2007 are as follows:

	2008	2007

Cash and cash equivalents	$36,955,957	$19,193,434
Common stock*	641,585,638	920,561,269
Mutual funds	909,994,163	1,454,021,765
Common trust funds	199,963,464	190,238,098
Guaranteed investment contracts	49,593,517	81,012,253
Synthetic investment contracts	268,449,162	306,264,628
Brokerage accounts	40,125,703	64,526,671
Loans to participants	43,462,153	46,119,545
Total fair value of investments in the Master Trust	2,190,129,757	3,081,937,663
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,063,112	(3,518,950)
Investments in the Master Trust	$2,192,192,869	$3,078,418,713

*The common stock consists entirely of Entergy Corporation common stock. As of December 31, 2008 and 2007, $384,440,206 and $594,916,471, respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2008 are summarized as follows:

Dividend and interest income:

Common stock**	$21,391,127
Mutual funds	44,232,012
Common trust funds	23,591
Loans to participants	3,503,749
$69,150,479

Net realized and unrealized appreciation (depreciation) of investments:

Common stock**	($274,937,020)
Mutual funds	(533,417,351)
Common trust funds	(68,432,746)
Synthetic investment contracts	19,245,224
Brokerage accounts	(27,573,375)
($885,115,268)

**The common stock consists entirely of Entergy Corporation common stock. For the year ended December 31, 2008, $13,343,413 in dividend and interest income and $172,158,500 net realized and unrealized depreciation of investments of the Entergy Corporation common stock was non-participant directed.

Note 6. Tax Status

The Entergy Savings Plan VII was established in April 2007 effective with the closing date of the acquisition of Palisades from Consumers Energy Company and was amended on December 18, 2008. Entergy Savings Plan VII filed an application with the Internal Revenue Service for a determination letter on January 31, 2008. This application was received by the Internal Revenue Service on February 16, 2008 and is currently under review. However, the plan administrator believes, to the best of its knowledge, that the Entergy Savings Plan VII is currently designed and being operated in material compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan VII financial statements.

Note 7. Entergy Savings Plan VII Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan VII to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan VII subject to the provisions of ERISA. In the event that the Entergy Savings Plan VII is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan VII provides that all participants will be fully vested and the net assets of the Entergy Savings Plan VII will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8. Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan VII and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $83.13 per share at December 31, 2008 and $119.52 per share at December 31, 2007.

Note 9. Reconciliation to Form 5500

In accordance with the FSP explained above (Note 2), the Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007 represents the plan interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan VII's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2008 and 2007, the plan's assets include accrued interest on deemed distributions of participant loans that should be excluded from the assets of the Entergy Savings Plan VII in the Entergy Savings Plan VII Form 5500 as of December 31, 2008 and 2007.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan VII Form 5500 as of December 31, 2008 and 2007:

	Net Assets Available for Benefits
	2008	2007
Net assets available for benefits, per the financial statements	$2,913,092	$2,852,854
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(532)	565
Accrued interest on deemed distributions of participant loans	(228)	(228)
Total assets per Form 5500, at fair value	$2,912,332	$2,853,191

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 to the net income on the Entergy Savings Plan VII Form 5500 for the year ended December 31, 2008:

Increase in net assets per the financial statements	$60,238
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(565)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(532)
Net increase in assets per the Form 5500	$59,141

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Schedule of Assets (Held at End of Year)
As of December 31, 2008
Plan Sponsor: Entergy Corporation
E.I.N. 72-1229752 (Plan No. 16)

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime -1% with terms of up to 15 years)	3% - 7.25%	02/19/2009-03/20/2020	N/A	$ 375,586

SIGNATURE

The Entergy Savings Plan VII. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

By: /s/ Theodore H. Bunting, Jr. Theodore H. Bunting Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 23, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142055 on Form S-8 of our report dated June 23, 2009, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VII, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VII for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 23, 2009